Exhibit 99.1

Westport Announces Yang Guang as President, Asia Pacific

June 4, 2014

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world’s most advanced natural gas engines and systems, today announced the appointment of Yang Guang to the position of President, Asia Pacific.

“Yang Guang brings extensive strategic planning, legal and operational expertise from key transportation industries in a growing market for Westport technology, particularly rail and automotive,”said Nancy Gougarty, Westport President and COO.

In this role Yang Guang will oversee Westport’s Asia Pacific business operations, sales, marketing, engineering, production, and service activities which include China (including Hong Kong and Taiwan), India, Korea, Japan, Australia and Association of Southeast Asian Nations (ASEAN). A key member of Westport’s leadership team, he will be developing and growing Westport business in Asia Pacific.

Most recently Yang Guang’s experience includes Director of the Board and General Counsel at TRW Asia Pacific,where he worked as part of the executive team on the planning and execution of critical business objectives including footprint expansion, market entry/exit, business collaboration and customer strategy. He has also worked with key leaders in managing and enhancing relationships with government, customers and joint venture partners and led TRW’s internal legal team and external counsel in China, Japan, Korea, Malaysia, Thailand and Singapore ensuring regional legal compliance, maximizing opportunities and mitigating risk.

Yang Guang’s prior experience includes Vice President and Head of Legal, APAC at Siemens Healthcare Diagnostics, Group Lead Counsel for Siemens Mobility Division and Siemens Financial Service at Siemens Ltd. China. Yang Guang has also held various roles in investment banking, international law and government.

The market for natural gas in transportation in China is bourgeoning. According to the International Energy Agency, natural gas demand in China's commercial road transport sector will reach around three times higher than today's levels by 2035.

In 2013, according to Power Systems Research, China produced 1,352,171 medium and heavy duty trucks and buses, of which 720,955 were Class 8 equivalents. The potential for liquefied natural gas (LNG) as a transportation fuel in China continues to increase with the growing amount of LNG imports and terminals.

About Westport

Westport engineers the world’s most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:

Darren Seed

Vice President, Investor Relations & Communications

Westport Innovations Inc.

T 604-718-2046

invest@westport.com

Media Inquiries:

Nicole Adams

Director, Communications

Westport

T: 604-718-2011

media@westport.com